January 18, 2013

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	UST Global Private Markets Fund, LLC (File No. 811-22069)

UST Global Private Markets Fund, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the period ending October 31, 2013:

1.                  A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as Exhibit A).

2.                  A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.                  A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4.                  If the Fund did not participate in the Bond, the Fund would have maintained a single-insured bond in the amount of $400,000.00, as required under Rule 17g-1 paragraph (d).

5.                  The premium for the Bond has been paid through October 31, 2013.

If you have any questions, please do not hesitate to contact me at (203) 352-4400.

Sincerely,

/s/ Steven L. Suss
Steven L. Suss

cc: Marina Belaya